Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratio amounts)

	Quarter Ended June 30,				Period Ended June 30,
	2004		2003		2004		2003
Net Income	$11,082		$11,288		$22,384		$22,502
Additions:
Fixed charges
Interest expense	8,614		7,581		17,189		14,628
Capitalized interest	254		50		332		86

	8,868		7,631		17,521		14,714
Deductions:
Capitalized interest	(254)		(50)		(332)		(86)

Adjusted earnings	$19,696		$18,869		$39,573		$37,130

Fixed Charges (from above)	$8,868		$7,631		$17,521		$14,714
Ratio of Earnings to Fixed Charges	2.2	x	2.5	x	2.3	x	2.5	x